Free Writing Prospectus

(to the Preliminary Prospectus Supplement dated February 27, 2025)

Filed Pursuant to Rule 433

Registration Statement No. 333-279002

MERITAGE HOMES CORPORATION

$500,000,000

5.650% SENIOR NOTES DUE 2035

Pricing Term Sheet

February 27, 2025

Issuer:	Meritage Homes Corporation, a Maryland corporation (the “Company”).

Title of Securities:	5.650% Senior Notes due 2035 (the “Notes”).

Aggregate Principal Amount:	$500,000,000.

Maturity Date:	March 15, 2035.

Interest:	5.650% per year.

Public Offering Price:	99.439% of principal amount, plus accrued interest, if any, from March 6, 2025.

Yield to Maturity:	5.724%.

Underwriting Discount:	0.750%.

Pricing Date:	February 27, 2025.

Expected Settlement Date*:	March 6, 2025 (T+5).

Expected Ratings**:	Moody’s: Baa3 (stable) / S&P: BBB- (stable) / Fitch: BBB- (stable).

Spread to Benchmark Treasury:	+ 143 basis points.

Benchmark Treasury:	4.625% due February 15, 2035.

Benchmark Treasury Price/Yield:	102-21 / 4.294%.

Interest Payment Dates:	Interest will accrue from March 6, 2025 and will be payable semiannually in arrears on March 15 and September 15 of each year, beginning on September 15, 2025.

Optional Redemption:	Prior to December 15, 2034 (three months prior to their maturity date) (the “Par Call Date”), the Company may redeem the Notes at the Company’s option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-

annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, the Company may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to the redemption date.

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.

Use of Proceeds:

The Company estimates that the net proceeds from this offering will be approximately $493,445,000, after deducting underwriting discounts and commissions, but before deducting estimated offering expenses.

The Company intends to use the net proceeds from this offering for general corporate purposes.

CUSIP / ISIN:	59001ABG6 / US59001ABG67.

Joint Book-Running Managers:

J.P. Morgan Securities LLC

BofA Securities, Inc.

Goldman Sachs & Co. LLC

Mizuho Securities USA LLC

Fifth Third Securities, Inc.

PNC Capital Markets LLC

Regions Securities LLC

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Co-Managers	TCBI Securities, Inc. Wedbush Securities Inc. Comerica Securities, Inc.

*

Note: The Company expects to deliver the Notes against payment for the Notes on the fifth business day following the trading date of the Notes (T+5). Under Rule 15c6-1 of the U.S. Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, the purchasers who wish to trade the Notes more than one business day prior to the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle T+5, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their advisors.

**	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Company has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC by calling collect at 1-212-834-4533; or from BofA Securities, Inc. by calling 1-800-294-1322; or from Goldman Sachs & Co. LLC by calling 1-866-471-2526; or from Mizuho Securities USA LLC by calling 1-866-271-7403.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

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